4400 U.S. 9 South, Suite 1000, Freehold NJ 07728

January 17, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin J. Kuhar, Gary Newberry and Martin James

Re:	Medifirst Solutions, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed April 6, 2017 File No. 0-55465

Ladies and Gentlemen:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 19, 2017 (the “Comment Letter”) the above-captioned filing of by Medifirst Solutions, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath the respective comment.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Operations, page F-4

1.	In future filings, please present your per share information only to the nearest cent so as not to imply more precision than exists.

Response:

The Company undertakes to present per share information to nearest cent in future filings.

Consolidated Statements of Cash Flows, page F-6

2.	On page F-4 you report impairment losses of trademarks and inventories within your consolidated statements of operations and in your consolidated statements of stockholders’ equity on page F-5 you show Series B Preferred shares issued as payment for inventory. Please tell us how you presented these transactions in this statement and explain to us why that presentation is appropriate. Refer to ASC 230-10-45-7, 45-28 and 50-3.

Response:

The impairment loss on inventory for the year ended December 31, 2016 is included on the Consolidated Statement of Cash Flows in the line item entitled “Inventory” under the “Changes in Assets and Liabilities” section. It was not separately stated in the Consolidated Statement of Cash Flows. The impairment loss on inventory is also discussed in disclosure Note 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Inventory –page F-8.

While the presentation of the impairment loss on inventory in the Consolidated Statement of Cash Flows for the year ended December 31, 2016 is inaccurate (since this amount was not separately reconciled in Cash Flows from Operating Activities as required by ASC 230-10-45-28), the Company believes this inaccurate presentation to be immaterial because the impairment loss on inventory was separately stated and discussed in the footnote disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2016. The Company will correct future comparative Consolidated Statement of Cash Flows to separately state the impairment loss on inventory in the Cash Flows from Operating Activities.

The impairment loss on trademark for the year ended December 31, 2015 is included on the Consolidated Statement of Cash Flows in the line item entitled “Net Loss” under the “Cash Flows from Operating Activities” section. It was not separately stated in the Consolidated Statement of Cash Flows. The impairment loss on inventory is also discussed in disclosure Note 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Long Lived Assets – page F-8 and F-9. This impairment loss is also discussed in disclosure Note 10 – RELATED PARTY TRANSACTIONS on F-32.

While the presentation of the impairment loss on trademark in the Consolidated Statement of Cash Flows for the year ended December 31, 2015 is inaccurate (since this amount was not separately reconciled in Cash Flows from Operating Activities as required by ASC 230-10-45-28), the Company believes this inaccurate presentation to be immaterial because the impairment loss on trademark was separately stated and discussed in the footnote disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2016.

The caption used on F-5 in the Consolidated Statement of Stockholders Equity entitled “Issuance of Series B Preferred shares as payment for inventory” should have been labeled “Issuance of Series B Preferred shares in settlement of accounts payable”. The Company believes the inaccurate labeling of this transaction to be immaterial because it is further discussed in disclosure Note 10 - RELATED PARTY TRANSACTIONS on F-32.

Note 11. Basis of Reporting – Going Concern, page F-33

3.	Please revise future filings to provide all of the disclosures required by ASC 205-40-50-13 and 50-14 when substantial doubt about your ability to continue as a going concern is not alleviated.

Response:

For future filings, the Company will review ASC 205-40-50-13 and 50-14 and be sure that all the disclosures are in compliance with the same.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

4.	We note that management concluded that your disclosure controls and procedures were not effective at the end of each interim reporting period in fiscal 2016 and 2017, but that they were effective at December 31, 2016. Please explain to us the factors management considered pertinent in reaching its effectiveness conclusion at December 31, 2016. Describe to us any differences in your disclosure controls and procedures in place at the year-end versus those at the end of the interim periods. Describe to us any changes you implemented in the fourth quarter of fiscal 2016 and tell us whether these changes were still in place at March 31, 2017.

Response:

The Company believes the discussion and conclusion were included in error. The Company intends to file an amendment (“Amended 10-K”) to the Form 10-K for fiscal year ended December 31, 2016, which Amended 10-K shall include the amended language set forth in Exhibit A hereto. The Company intends to contact the Staff after submission of this correspondence to determine whether the amended language set forth in Exhibit A is adequate to address this comment.

Exhibit 32

5.	We note that this certification incorrectly identifies an amended December 31, 2015 annual report. Please file a full amendment to this annual report to provide revised 906 certifications that refer to your Form 10-K for the fiscal year ended December 31, 2016.

Response:

The Company intends to include a revised 906 certification to correctly reference the Company’s Form 10-K for the fiscal year ended December 31, 2016 in its Amended 10-K.

Please do not hesitate to contact the undersigned at (732) 786-8044, or, the Company’s counsel, Jay Yamamoto, at (646) 810-0604, if you have any questions or comments.

Very Truly Yours,

/s/ Bruce Schoengood
Bruce Schoengood Chief Executive Officer
cc:	Jay Yamamoto, Esq.

Exhibit A

Proposed Changes to Item 9A

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our principal executive and principal financial officer, Bruce Schoengood, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934 (“Exchange Act”) as of the end of the period covered by this report.  Based on that evaluation, our principal executive and principal financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective in order to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

However, because of our limitations in financial and manpower resources, which prohibits a segregation of duties, our disclosure controls and procedures to allow such timely decisions regarding required disclosures. As we grow and expand our financial resources we will engage additional manpower as needed. However, there can be no assurance that our operations or financial resources will grow or expand.

Internal Control over Financial Reporting.

Management’s Annual Report on Internal Control over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.  Because of its inherent limitations, internal control over financial reporting may not prevent nor detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making its assessment of internal control over financial reporting, management used the criteria established in the 2013 Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on the results of this assessment, management has concluded that our internal controls over financial reporting were not effective as of December 31, 2016 due to a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Due to the Company’s limited resources, the Company does not have accounting personnel with extensive experience in maintaining books and records and preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Additionally, the Company does not have a formal audit committee and is not currently required to have one, and the Board of Directors does not have a financial expert, thus the Company lacks the board oversight role within the financial reporting process.

A-1

Management's assessment was not subject to attestation by the Company's independent registered public accounting firm and as such, no attestation was performed pursuant to SEC Final Rule Release Nos. 33-8934; 34-58028 that permit the Company to provide only management's assessment report for the year ended December 31, 2016.

Remediation of Material Weaknesses.

Management is in the process of determining how best to change the Company’s current system and implement a more effective system of controls and procedures. However, given limitations in financial and manpower resources, we may not have the resources to address fully the weaknesses in controls. No assurance can be made at this point that the implementation of such controls and procedures will be completed in a timely manner or that they will be adequate once implemented.

Inherent Limitations of Control Systems.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management does not expect that the Company’s internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting.

There have not been any changes in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

A-2